UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2020).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    January 30, 2020

January 30, 2020

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Nine Months Ended December 31, 2019 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2020

Investors meeting presentation for quarterly financial results: Not scheduled

Note:   Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2019)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2019			¥ 4,021,547	(8.4)%	¥811,829	(12.8)%	¥610,830	(4.2)%
Nine months ended December 31, 2018			4,391,116	3.0	931,459	(2.9)	637,882	(1.6)
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2019: ¥ 708,774 million [40.0%]
		(b) for the nine months ended December 31, 2018: ¥ 506,361 million [(55.8)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2019			¥ 443.60		¥ 443.33
Nine months ended December 31, 2018			456.20		455.88
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2019			¥ 212,439,441		¥ 11,393,883		5.2%
March 31, 2019			203,659,146		11,451,611		5.3
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2019: ¥11,056,210 million (b) as of March 31, 2019: ¥10,768,320 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2019	¥ —	¥ 85.00	¥ —	¥ 95.00	¥ 180.00
Fiscal year ending March 31, 2020	—	90.00	—
Fiscal year ending March 31, 2020 (Forecast)				90.00	180.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2020)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2020	¥ 700,000	(3.7)%	¥ 511.15

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2019.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stock)

	As of December 31, 2019	As of March 31, 2019
(a) Number of shares issued (including treasury stocks)	1,373,171,556 shares	1,399,401,420 shares
(b) Number of treasury stocks	3,704,632 shares	3,800,918 shares

	Nine months ended December 31, 2019	Nine months ended December 31, 2018
(c) Average number of shares issued in the period	1,376,994,639 shares	1,398,266,235 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2019 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2020 including the period for the nine months ended December 31, 2019. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2019	December 31, 2019

Assets:
Cash and due from banks	¥57,411,276	¥57,116,179
Call loans and bills bought	2,465,744	1,224,784
Receivables under resale agreements	6,429,365	6,812,876
Receivables under securities borrowing transactions	4,097,473	4,001,983
Monetary claims bought	4,594,578	5,145,865
Trading assets	5,328,778	6,112,474
Money held in trust	390	217
Securities	24,338,005	28,283,273
Loans and bills discounted	77,979,190	80,339,428
Foreign exchanges	1,719,402	2,294,395
Lease receivables and investment assets	247,835	239,266
Other assets	7,307,305	9,069,607
Tangible fixed assets	1,504,703	1,487,467
Intangible fixed assets	769,231	781,740
Net defined benefit asset	329,434	350,595
Deferred tax assets	40,245	15,322
Customers’ liabilities for acceptances and guarantees	9,564,993	9,616,327
Reserve for possible loan losses	(468,808)	(452,365)

Total assets	¥203,659,146	¥212,439,441

Liabilities:
Deposits	¥122,325,038	¥124,474,270
Negotiable certificates of deposit	11,165,486	11,686,656
Call money and bills sold	1,307,778	1,314,633
Payables under repurchase agreements	11,462,559	14,034,730
Payables under securities lending transactions	1,812,820	1,581,348
Commercial paper	2,291,813	1,920,267
Trading liabilities	4,219,293	4,703,914
Borrowed money	10,656,897	10,510,084
Foreign exchanges	1,165,141	1,268,205
Short-term bonds	84,500	324,000
Bonds	9,227,367	9,633,063
Due to trust account	1,352,773	1,905,937
Other liabilities	4,873,630	7,356,828
Reserve for employee bonuses	70,351	40,041
Reserve for executive bonuses	3,091	—
Net defined benefit liability	31,816	33,497
Reserve for executive retirement benefits	1,374	1,182
Reserve for point service program	23,948	25,631
Reserve for reimbursement of deposits	7,936	2,199
Reserve for losses on interest repayment	147,594	116,494
Reserves under the special laws	2,847	2,989
Deferred tax liabilities	378,220	463,179
Deferred tax liabilities for land revaluation	30,259	30,074
Acceptances and guarantees	9,564,993	9,616,327

Total liabilities	192,207,534	201,045,558

Net assets:
Capital stock	2,339,443	2,339,964
Capital surplus	739,047	692,065
Retained earnings	5,992,247	6,243,496
Treasury stock	(16,302)	(14,212)

Total stockholders’ equity	9,054,436	9,261,313

Net unrealized gains (losses) on other securities	1,688,852	1,814,464
Net deferred gains (losses) on hedges	(54,650)	(54,937)
Land revaluation excess	36,547	36,987
Foreign currency translation adjustments	50,379	2,034
Accumulated remeasurements of defined benefit plans	(7,244)	(3,653)

Total accumulated other comprehensive income	1,713,884	1,794,896

Stock acquisition rights	4,750	4,141
Non-controlling interests	678,540	333,531

Total net assets	11,451,611	11,393,883

Total liabilities and net assets	¥203,659,146	¥212,439,441

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2018	2019

Ordinary income	¥4,391,116	¥4,021,547
Interest income	1,824,051	1,891,407
Interest on loans and discounts	1,204,451	1,319,430
Interest and dividends on securities	269,873	249,199
Trust fees	3,344	3,396
Fees and commissions	916,263	961,201
Trading income	139,010	165,376
Other operating income	1,339,889	811,147
Other income	168,557	189,017
Ordinary expenses	3,459,656	3,209,718
Interest expenses	835,408	933,048
Interest on deposits	324,817	357,417
Fees and commissions payments	147,228	160,255
Trading losses	3,137	—
Other operating expenses	1,089,951	665,754
General and administrative expenses	1,279,532	1,299,281
Other expenses	104,398	151,379

Ordinary profit	931,459	811,829

Extraordinary gains	414	23,765
Extraordinary losses	8,060	4,163

Income before income taxes	923,814	831,431

Income taxes	200,493	204,996

Profit	723,320	626,434

Profit attributable to non-controlling interests	85,438	15,603

Profit attributable to owners of parent	¥637,882	¥610,830

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2018	2019

Profit	¥723,320	¥626,434
Other comprehensive income	(216,958)	82,340
Net unrealized gains (losses) on other securities	(227,761)	121,424
Net deferred gains (losses) on hedges	(3,163)	9,380
Foreign currency translation adjustments	23,042	(36,623)
Remeasurements of defined benefit plans	(6,365)	2,985
Share of other comprehensive income of affiliates	(2,710)	(14,826)

Total comprehensive income	506,361	708,774

Comprehensive income attributable to owners of parent	413,125	691,402
Comprehensive income attributable to non-controlling interests	93,236	17,371

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2019

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Financial Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2019 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2019 (A)	Change (A) - (B)	Nine months ended December 31, 2018 (B)
Consolidated gross profit	1	2,073,472	(73,361)	2,146,833
Net interest income	2	958,359	(30,284)	988,643
Trust fees	3	3,396	52	3,344
Net fees and commissions	4	800,946	31,911	769,035
Net trading income	5	165,376	29,504	135,872
Net other operating income	6	145,393	(104,544)	249,937
General and administrative expenses	7	(1,299,281)	(19,749)	(1,279,532)
Equity in gains (losses) of affiliates	8	47,595	5,118	42,477

Consolidated net business profit	9	821,786	(87,992)	909,778

Total credit cost	10	(96,458)	(43,443)	(53,015)
Credit costs	11	(105,962)	(26,357)	(79,605)
Write-off of loans	12	(70,255)	432	(70,687)
Provision for reserve for possible loan losses	13	(32,204)	(32,204)	—
Others	14	(3,502)	5,415	(8,917)
Gains on reversal of reserve for possible loan losses	15	—	(18,400)	18,400
Recoveries of written-off claims	16	9,504	1,315	8,189
Gains (losses) on stocks	17	93,851	12,824	81,027
Other income (expenses)	18	(7,351)	(1,021)	(6,330)

Ordinary profit	19	811,829	(119,630)	931,459

Extraordinary gains (losses)	20	19,601	27,246	(7,645)
Gains (losses) on disposal of fixed assets	21	389	3,302	(2,913)
Losses on impairment of fixed assets	22	(2,643)	1,526	(4,169)
Gains on step acquisitions	23	21,997	21,997	—
Income before income taxes	24	831,431	(92,383)	923,814
Income taxes	25	(204,996)	(4,503)	(200,493)
Profit	26	626,434	(96,886)	723,320
Profit attributable to non-controlling interests	27	(15,603)	69,835	(85,438)

Profit attributable to owners of parent	28	610,830	(27,052)	637,882

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)
3. Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		December 31, 2019		March 31, 2019
			Change
Consolidated subsidiaries	29	171	(2)	173
Equity method affiliates	30	104	(11)	115

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2019 (A)	Change (A) - (B)	Nine months ended December 31, 2018 (B)
Gross banking profit	1	1,066,933	40,921	1,026,012
Net interest income	2	652,181	(44,071)	696,252
Trust fees	3	1,438	(108)	1,546
Net fees and commissions	4	235,498	(3,217)	238,715
Net trading income	5	63,206	45,899	17,307
Net other operating income	6	114,609	42,419	72,190

Gains (losses) on bonds	7	89,062	86,507	2,555
Expenses (excluding non-recurring losses)	8	(608,247)	(3,109)	(605,138)
Personnel expenses	9	(242,152)	2,740	(244,892)
Non-personnel expenses	10	(327,883)	(5,074)	(322,809)
Taxes	11	(38,211)	(775)	(37,436)

Banking profit (before provision for general reserve for possible loan losses)	12	458,686	37,812	420,874

Gains (losses) on bonds	13	89,062	86,507	2,555
Core banking profit (12-13)	14	369,623	(48,695)	418,318
excluding gains (losses) on cancellation of investment trusts	15	345,401	(24,448)	369,849

Provision for general reserve for possible loan losses	16	(842)	(842)	—
Banking profit	17	457,843	36,969	420,874
Non-recurring gains (losses)	18	(33,290)	(102,444)	69,154
Credit costs	19	(10,674)	(6,770)	(3,904)
Gains on reversal of reserve for possible loan losses	20	—	(34,615)	34,615
Recoveries of written-off claims	21	21	(178)	199
Gains (losses) on stocks	22	95,752	37,503	58,249
Gains on sales of stocks	23	120,776	52,766	68,010
Losses on sales of stocks	24	(18,926)	(17,726)	(1,200)
Losses on devaluation of stocks	25	(6,096)	2,464	(8,560)
Other non-recurring gains (losses)	26	(118,389)	(98,382)	(20,007)

Ordinary profit	27	424,553	(65,475)	490,028

Extraordinary gains (losses)	28	(2,070)	1,673	(3,743)
Gains (losses) on disposal of fixed assets	29	221	905	(684)
Losses on impairment of fixed assets	30	(2,292)	767	(3,059)
Income before income taxes	31	422,483	(63,801)	486,284
Income taxes	32	(142,419)	(4,667)	(137,752)

Net income	33	280,063	(68,469)	348,532

Total credit cost (16+19+20+21)	34	(11,495)	(42,406)	30,911
Provision for general reserve for possible loan losses	35	(842)	(50,954)	50,112
Write-off of loans	36	(7,534)	(7,307)	(227)
Provision for specific reserve for possible loan losses	37	190	15,968	(15,778)
Losses on sales of delinquent loans	38	(3,330)	346	(3,676)
Provision for loan loss reserve for specific overseas countries	39	(0)	(281)	281
Recoveries of written-off claims	40	21	(178)	199

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
	Nine months ended					Nine months ended December 31, 2018 (B)
	December 31, 2019 (A)				Change (A) - (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31
Interest earned on loans and bills discounted (a)	0.92	0.90	0.90	0.91	(0.03)	0.94
Interest paid on deposits, etc. (b)	0.00	0.00	0.00	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.92	0.90	0.90	0.91	(0.03)	0.94

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.94	0.93	0.93	0.93	(0.05)	0.98
Interest spread (c) - (b)	0.94	0.93	0.93	0.93	(0.05)	0.98

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2019		March 31, 2019
			Change from March 31, 2019
Bankrupt and quasi-bankrupt assets	1	96.5	6.8	89.7
Doubtful assets	2	373.9	(24.4)	398.3
Substandard loans	3	225.3	18.1	207.2
Total (A)	4	695.6	0.5	695.2

Normal assets	5	93,686.6	2,992.0	90,694.6
Grand total (B)	6	94,382.2	2,992.4	91,389.8
				(%)
NPL ratio (A/B)	7	0.74	(0.02)	0.76

Amount of direct reduction		146.8	6.8	140.0

SMBC non-consolidated				(Billions of yen)
		December 31, 2019		March 31, 2019
			Change from March 31, 2019
Bankrupt and quasi-bankrupt assets	8	78.8	3.5	75.3
Doubtful assets	9	306.9	(30.4)	337.4
Substandard loans	10	81.8	18.0	63.8
Total (A)	11	467.5	(9.0)	476.5

Normal assets	12	90,916.0	2,455.5	88,460.4
Grand total (B)	13	91,383.5	2,446.6	88,936.9
				(%)
NPL ratio (A/B)	14	0.51	(0.03)	0.54

Amount of direct reduction		93.5	4.2	89.3

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		December 31, 2019					March 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2019	Gains	Losses
Held-to-maturity securities	1	262.4	0.3	(0.6)	0.3	—	280.2	0.9
Other securities	2	27,661.5	2,509.2	187.8	2,633.1	124.0	23,800.5	2,321.3
Stocks	3	3,473.3	1,958.9	56.0	1,990.9	32.0	3,486.6	1,902.9
Bonds	4	11,426.6	26.9	(33.5)	42.8	16.0	8,983.7	60.4
Japanese government bonds	5	8,347.3	(3.3)	(26.6)	10.1	13.4	6,234.3	23.3
Others	6	12,761.6	523.4	165.3	599.4	76.0	11,330.2	358.0
Foreign bonds	7	10,548.9	3.2	31.6	72.0	68.8	8,990.2	(28.4)
Other money held in trust	8	0.2	—	—	—	—	0.4	—
Total	9	27,924.2	2,509.5	187.3	2,633.5	124.0	24,081.2	2,322.2
Stocks	10	3,473.3	1,958.9	56.0	1,990.9	32.0	3,486.6	1,902.9
Bonds	11	11,689.0	27.2	(34.1)	43.2	16.0	9,264.0	61.3
Others	12	12,761.8	523.4	165.3	599.4	76.0	11,330.6	358.0

SMBC non-consolidated								(Billions of yen)
		December 31, 2019					March 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2019	Gains	Losses
Held-to-maturity securities	13	2.3	0.0	(0.1)	0.0	—	20.0	0.1
Stocks of subsidiaries and affiliates	14	4,063.7	(129.6)	(69.4)	1.1	130.7	3,723.3	(60.2)
Other securities	15	24,730.4	2,063.9	119.1	2,182.9	119.0	21,249.3	1,944.8
Stocks	16	3,288.8	1,877.8	60.7	1,907.0	29.2	3,299.9	1,817.0
Bonds	17	11,337.0	26.8	(33.7)	42.8	16.0	8,933.7	60.5
Japanese government bonds	18	8,347.3	(3.3)	(26.6)	10.1	13.4	6,232.3	23.3
Others	19	10,104.6	159.3	92.0	233.2	73.8	9,015.7	67.3
Foreign bonds	20	8,342.8	(16.3)	12.1	50.3	66.6	7,134.8	(28.3)
Total	21	28,796.4	1,934.4	49.7	2,184.0	249.7	24,992.6	1,884.7
Stocks	22	3,796.9	1,866.5	57.3	1,908.1	41.6	3,814.4	1,809.3
Bonds	23	11,339.3	26.8	(33.7)	42.8	16.0	8,953.7	60.6
Others	24	13,660.1	41.0	26.1	233.2	192.2	12,224.4	14.9

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 11.0 billion yen and losses of 12.3 billion yen were recognized in the statements of income for the nine months ended December 31, 2019 and for the year ended March 31, 2019, respectively.
	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2019		March 31, 2019
		Change from March 31, 2019
Domestic deposits	98,765.3	1,506.2	97,259.2
Individual	49,304.3	2,197.8	47,106.5
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	78,137.6	1,735.8	76,401.8
Domestic offices (excluding offshore banking accounts)	54,173.5	206.1	53,967.3
Overseas offices and offshore banking accounts	23,964.2	1,529.7	22,434.5
6. ROE
Consolidated			(%)
	Nine months ended December 31, 2019		Nine months ended December 31, 2018
		Change
ROE (denominator: Total stockholders’ equity)	8.9	(0.7)	9.6

Note :		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2